UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023

Commission File Number: 001-40818

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição

São Paulo, São Paulo, 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___                                          Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______                                          No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______                                          No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______                                          No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

CNPJ/MF nº. 10.440.482/0001-54

NIRE 35.300.567.064

NOTICE OF MEETING

EXTRAORDINARY GENERAL MEETING

Shareholders are hereby invited to attend the extraordinary general meeting (the “EGM”) to be held on February 9, 2023, at 2:00 p.m. (the “EGM”), at the principal place of business of Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento (“Getnet” or the “Company”), located at Avenida Presidente Juscelino Kubitschek, No. 2,041, Block A, Edifício WTORRE JK (Santander Headquarters) – 12th floor, Vila Olímpia, São Paulo/SP, to resolve upon the following agenda (the “Agenda”):

(i)Approve the redemption, pursuant to article 4, paragraph 5, of Law No. 6,404, of December 15, 1976 (“Brazilian Corporate Law”), of all common shares (“Common Shares”), preferred shares (“Preferred Shares” and, together with the Common Shares, the “Shares”), including Shares represented by units, each representing one Common Share and one Preferred Share (“Units”), and American Depositary Shares, each representing two Units (“ADSs”) of the Company and not held by PagoNxt Merchant Solutions, S.L. (“PagoNxt”), by its affiliates or by any directors or officers of the Company, and which remain outstanding after the conclusion of the public delisting tender offer in Brazil (“Brazilian Offer”) and the tender offer in the United States of America (“U.S. Offer” and, together with the Brazilian Offer, the “Offers”), whose financial settlement took place on December 5, 2022, as well as the consequent treatment to be given to the redeemed Shares, Units and ADSs;

(ii)Approve the amendment of the Company's Bylaws to reflect the termination of the Company´s registration as a publicly-held company with the CVM and its delisting from the traditional segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”);

(iii)Approve the restatement of the Company´s Bylaws; and

(iv)If the previous matters are approved, to authorize and ratify all the acts of the Company's managers necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders.

Additional Information

1. Holders of Shares or Units, or their legal representatives, shall appear physically at the EGM with the appropriate identity documents. In the event of representation of a shareholder by an attorney-in-fact, shareholders shall leave at the Company's principal place of business, at least seventy-two (72) hours before the EGM is held, a power of attorney granted according to applicable law.

2.Holders of ADSs shall be given the right to vote the common and preferred shares underlying the units which their ADSs represent with respect to the matters listed on the Agenda based on the same criteria applied to Brazilian investors, subject to the requirements and procedures of the depositary agreement governing the ADSs. ADS holders will be duly instructed by The Bank of New York Mellon, the depositary for the ADSs.

3.The Brazilian subsequent offering period announced by PagoNxt on December 1, 2022 will automatically expire immediately after the EGM, provided that item (i) on the Agenda is approved by the shareholders at the EGM. The U.S. subsequent offering period announced by PagoNxt on December 1, 2022 will expire at 5:00 p.m. New York City time (7:00 p.m. Brasília time) on February 9, 2023.

São Paulo, January 9, 2023.

___________________________________________________

Carlos Rey de Vicente

Chairman of the Board of Directors

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of PagoNxt Merchant Solutions, S.L. (“Purchaser”), Getnet and their respective affiliates resulting from and following the implementation of the transaction described herein. These statements are based on management’s current expectations and are inherently subject to risks, uncertainties and changes in circumstance, including the satisfaction of closing conditions for the transaction, including regulatory approval, and the possibility that the transaction will not be completed. None of Purchaser or Getnet undertakes any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

Important Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Getnet Shares, Units and ADSs. The tender offers for the outstanding Shares, Units and ADSs of Getnet were commenced on October 31, 2022 by Purchaser. The solicitation and offer to buy Getnet Shares, Units and ADSs is being made by Purchaser pursuant to a tender offer statement on Schedule TO that was filed with the SEC on October 31, 2022 (including an offer to purchase, related letters of transmittal and certain other tender offer documents) and a transaction statement on Schedule 13E-3 filed with the SEC on October 31, 2022, in each case, as amended or supplemented from time to time. In addition, Getnet filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offers on November 14, 2022. Investors and security holders are urged to read these materials carefully as they contain important information, including the terms and conditions of the tender offers. The offer to purchase, solicitation/recommendation statement and related materials have been filed with the SEC and investors and security holders may obtain a free copy of these materials and other documents filed by Purchaser and Getnet with the SEC at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain free copies of the solicitation/recommendation statement and other documents filed with the SEC by Getnet at ri.getnet.com.br/en/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 09, 2023

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ André Parize Moraes
Name: André Parize Moraes
Title: Chief Financial Officer and Investors Relations Officer